Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 7, 2026

Eldorado Gold Reports Voting Results from Special Meeting of Shareholders

Strong Shareholder Support for Transaction with Foran, with Over 84% Approval

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO) (“Eldorado” or the “Company”) today announced the voting results from its special meeting of shareholders held on Tuesday, April 7, 2026 (the “Meeting”). Eldorado shareholders voted to approve the issuance of common shares of Eldorado in connection with the proposed plan of arrangement (the “Arrangement”) with Foran Mining Corporation (TSX: FOM, OTCQX: FMCXF) (“Foran”). 84.21% of the votes cast by the common shareholders at the Meeting were in favour of the resolution to approve the issuance of Eldorado common shares in connection with the Arrangement.

“This strong level of shareholder support marks an important milestone in progress towards completion of the Arrangement with Foran,” said George Burns, Chief Executive Officer. “The addition of McIlvenna Bay will enhance our portfolio with a high-quality, long-life Canadian asset that complements our existing operations and strengthens our position as a disciplined, growth-oriented gold and copper producer. This transaction reinforces our ability to deliver long-term value through a combination of operational expertise, a strong balance sheet, and a pipeline of high-quality growth opportunities. We look forward to satisfying the remaining closing conditions and completing the transaction for the benefit of our shareholders, employees, communities, and partners.”

The issuance of Eldorado common shares in connection with the Arrangement required approval of a simple majority of the votes cast by the holders of Eldorado Shares. A total of 149,602,115 common shares, representing 75.31% of the votes attached to all outstanding common shares, were voted at the meeting. Detailed voting results for the Meeting will be available under Eldorado’s profiles on SEDAR+ (www.sedarplus.ca) and Edgar (www.sec.gov).

As announced earlier today by Foran, shareholders of Foran voted to approve the Arrangement at the special meeting of securityholders of Foran held on April 7, 2026.

In addition to the securityholder approvals that have been obtained, the Arrangement is subject to final court approval and the satisfaction of certain other customary closing conditions for transactions of this nature. The hearing of the Supreme Court of British Columbia for the final order to approve the Arrangement is expected to take place on April 9, 2026, and Eldorado expects the Arrangement to close on or about April 14, 2026.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved. Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: Eldorado’s intent to complete the arrangement with Foran (including the expected timing thereof) and specifically Eldorado’s intent to acquire all the outstanding shares of Foran; management’s beliefs with respect to the positive impacts of adding the McIlvenna Bay asset to Eldorado’s portfolio and the strategic rationale for the transaction; the timing of the hearing of the Supreme Court of British Columbia for the final order to approve the Arrangement; and generally Eldorado’s strategy, plans and goals.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: the receipt of the final order approving the Arrangement from the Supreme Court of British Columbia; timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost of shipping for important or critical items for construction, development and improvements activities or necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: the required court, regulatory and other consents and approvals required to complete the Arrangement; the potential of a third party making a superior proposal to the Arrangement and the possibility the agreement governing the Arrangement could be terminated as a result of a superior proposal; commodity price risk; development risks including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.